 ‘

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11–K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

Commission file number: 000-11448

NewBridge Bank Employees’ 401(k) Plan

(Full title of the plan)

NewBridge Bancorp

(Name of issuer of securities)

1501 Highwoods Blvd., Suite 400, Greensboro, North Carolina 27410

(Address of issuer’s principal executive offices)

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2013 and 2012 and for the Years then Ended

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee
NewBridge Bank Employees’ 401(k) Plan

Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 26, 2014

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NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012

ASSETS

Investments:
Mutual funds	$17,515,030	$13,155,881
Common stock	3,137,463	1,833,323
Common collective trust	2,324,219	2,239,814
Total investments	22,976,712	17,229,018

Cash and cash equivalents	7,237	1,710

Receivables:
Notes receivable from participants	995,551	645,983
Other employer contributions	18,102	600
Total receivables	1,013,653	646,583

Net assets available for benefits at fair value	23,997,602	17,877,311

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(31,180)	(123,408)

Net assets available for benefits	$23,966,422	$17,753,903

See notes to financial statements

5

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2013 and 2012

	2013	2012

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$4,377,788	$1,871,106

Interest income on notes receivable from participants	34,135	24,365

Contributions:
Employer	849,225	751,869
Participant	1,517,943	1,339,964
Rollover	427,166	167,703
Total contributions	2,794,334	2,259,536

Total additions to net assets	7,206,257	4,155,007

Deductions from net assets attributed to:

Benefits paid to participants	(953,354)	(1,970,969)

Administrative expenses	(40,384)	(39,527)

Total deductions from net assets	(993,738)	(2,010,496)

Net increase in net assets available for benefits	6,212,519	2,144,511

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,753,903	15,609,392

End of year	$23,966,422	$17,753,903

See notes to financial statements

6

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

1	Description of Plan

The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which prevail in all cases.

General

The Plan was adopted by the Board of Directors of Lexington State Bank, the predecessor of NewBridge Bank (the “Bank”), to be effective as of January 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Bank is the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company. The Bank is the Plan sponsor, and the Board of Directors of the Bank has the authority to amend the Plan or to terminate the Plan. The Bank is also the administrator of the Plan through oversight by a Retirement Committee comprised of select senior officers. Independent third parties serve as trustee and record keeper of the Plan.

Contributions

The Plan is sponsored by the Bank. Employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) on the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Retirement Committee. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Plan provides for a safe harbor matching contribution if elected by the Bank, in which case notice is given to the participants and eligible employees prior to the beginning of the next Plan year. The Bank’s matching contribution for 2013 and 2012 was 100% of the first 3% and 50% of the next 2% of a participant’s compensation deferred as an elective deferral. The Plan also provides for a discretionary matching contribution to be determined by the Bank. No additional contributions were made for the years ended December 31, 2013 and 2012. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions as well as the Bank’s contributions and Plan earnings (losses) and charged with benefit payments, transaction fees related to notes receivables from participants and distributions, and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

7

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Vesting

A participant’s interest in his or her account is 100% vested for all elective deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon. A participant’s interest in non-elective, non-safe harbor matching, and top heavy contribution accounts vests 20% each year of vesting service, becoming 100% vested in five years. On October 1, 2013, the Bank completed the acquisition of Security Savings Bank (“SSB”). The 401(k) plan of SSB was terminated prior to acquisition, and those participants have become participants in the Plan with the Plan being amended to give credit for prior service for vesting.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the United States prime rate, as quoted in the Wall Street Journal, plus 1.00%, at the time the loan is made. At December 31, 2013, outstanding loans bore interest rates ranging from 4.25% to 6.00%. Principal and interest is paid ratably through periodic payroll deductions.

Benefit Payments

Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in NewBridge Bancorp common stock). If the participant’s account balance exceeds $1,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).

Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.

Forfeitures

For the years ended December 31, 2013 and 2012, forfeitures were immaterial.

Administrative Expenses

The Plan pays administrative expenses, including trustee and record keeping fees. Certain administrative functions are performed by employees of the Bank. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

2	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and present net assets available for benefits and changes in those net assets.

8

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Participants may direct the investment of their contributions as well as employer matching contributions among a variety of mutual funds, NewBridge Bancorp common stock and a common collective trust which is invested in a separate account guaranteed investment contract (the “GIC”), each offering different degrees of risk and return.

The Plan’s investments are stated at fair value. The fair value of common stock and mutual funds is determined by closing prices at the end of the Plan year. Shares of the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The separate account GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Interest income from notes receivable from participants is recorded when received. Dividend income is recorded on the ex-dividend date. Capital gains distributions are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing deposit accounts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Subsequent Events

The Plan has evaluated subsequent events through June 26, 2014, the date the financial statements were issued. See Note 11 for discussion of subsequent events.

9

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

3	Common Collective Trust

The Plan invests in a common collective trust which is invested in a fully benefit-responsive separate account guaranteed investment contract. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

While investment contracts are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the common collective trust, with an adjustment to present contract value.

4	Investments

At December 31, 2013 and 2012, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
NewBridge Bancorp Common Stock	$3,137,463	$1,833,323
Franklin Growth A Fund	2,682,151	1,920,716
American Funds Fundamental Investors	2,646,928	1,905,703
Vanguard/Wellington Fund	2,595,716	2,022,431
MetLife Stable Value Fund	2,324,219	2,239,814
T. Rowe Price Mid Cap Growth Fund	2,280,832	1,642,845
American Funds EuroPacific Growth Fund	1,863,580	1.363.622
PIMCO Total Return Admin Fund	1,535,335	1,511,094
Vanguard Small Cap Index	1,257,714	*

*Amount represents less than 5% of net assets at the end of the year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) had net appreciation in value during the year as follows:

	2013	2012
Mutual funds	$3,222,949	$1,555,570
Common stock	1,108,403	264,726
Common collective trust	46,436	50,810
Net appreciation in fair value of investments	$4,377,788	$1,871,106

10

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

5	Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets,

•	Quoted prices for identical or similar assets or liabilities in inactive markets,

•	Inputs other than quoted prices that are observable for the asset or liability, and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2013 and 2012. The determination of where an asset falls in the hierarchy requires significant judgment. The Plan evaluates its hierarchy disclosures each year and, based on various factors, it is possible that an asset may be classified differently from year-to-year. However, the Plan expects changes in classifications between levels will be rare. There were no such transfers in 2013 or 2012.

Common stock: Valued at the closing price reported on the active market on which the individual stock is traded.

Mutual funds: Valued at the closing price reported on the active markets on which the individual funds are traded.

11

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Common collective trust: This investment is valued using the Net Asset Value (“NAV”) provided by the Plan’s third-party administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The inputs used in valuing the underlying investments in the common collective trust include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data.

The following tables set forth investments measured at fair value on a recurring basis by level of inputs used in the valuation of each investment:

December 31, 2013 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$15,252,649	$-	$-	$15,252,649
Fixed income funds	2,262,381	-	-	2,262,381
Total mutual funds	17,515,030	-	-	17,515,030
Common stock	3,137,463	-	-	3,137,463
Common collective trust	-	2,324,219	-	2,324,219
Total investments at fair value	$20,652,493	$2,324,219	$-	$22,976,712

December 31, 2012 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$10,941,101	$-	$-	$10,941,101
Fixed income funds	2,214,780	-	-	2,214,780
Total mutual funds	13,155,881	-	-	13,155,881
Common stock	1,833,323	-	-	1,833,323
Common collective trust	-	2,239,814	-	2,239,814
Total investments at fair value	$14,989,204	$2,239,814	$-	$17,229,018

12

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

The following table sets forth the Plan’s common collective trust with a reported estimated fair value using net asset value per share at December 31:

Fair Value*
					Other	Redemption
			Unfunded	Redemption	Redemption	Notice
	2013	2012	Commitment	Frequency	Restrictions	Period
					10 business	60 days if ≥
					day delay	$1,000,000 or
					at Trustee’s	10% of Plan’s
MetLife Stable Value Fund(a)	$2,324,219	$2,239,814	None	Immediate	discretion	assets in fund

*	The fair values of the investment have been estimated using the net asset value of the investment.
(a)	Seeks to provide a guarantee of both principal and interest for participant-initiated withdrawals.

6	Exempt Party-in-Interest Transactions

The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2013, the Bank paid some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid by the Plan for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totaled $40,384 and $39,527 for the years ended December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Plan held 422,554 and 395,966 shares, respectively, of NewBridge Bancorp’s common stock, with a market value of $3,137,463 and $1,833,323, respectively. During the years ended December 31, 2013 and 2012, the Plan did not record any dividend income from this common stock.

7	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8	Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Bank by letter dated March 9, 2012, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

13

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

9	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their accounts.

10	Reconciliations to Form 5500

The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2013 and 2012:

	2013	2012
Net assets per the financial statements	$23,966,422	$17,753,903
Adjustment to contract value of common collective trust	31,180	123,408
Net assets per the Form 5500	$23,997,602	$17,877,311

	2013	2012
Net appreciation in fair value of investments per the financial statements	$4,377,788	$1,871,106
Change during the year in fair value compared to contract value of common collective trust	(92,228)	(40)
Net appreciation in investments per the Form 5500	$4,285,560	$1,871,066

11	Subsequent Events

On April 1, 2014, NewBridge Bancorp completed the acquisition of CapStone Bank, and CapStone Bank was merged into the Bank on the same date. CapStone Bank employees participated in a multiple employer plan that was not merged into the Plan; consequently, participants had the option to roll their interests over to the Plan or to a personal IRA. The Plan is being amended to give former CapStone Bank employees credit for prior service for vesting.

14

SUPPLEMENTAL SCHEDULE

15

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

TIN 56-0515961, PLAN NUMBER 003

December 31, 2013

(a)	(b)	(c)		(d)	(e)
		Description of
		investment
		including
		maturity date,
		rate of interest,
	Identity of issuer, borrower,	collateral, par or	Number of		Current
	lessor or similar party	maturity value	shares/units	Cost**	value

	Investments:
*	NewBridge Bancorp Common Stock	common stock	422,554		$3,137,463
	Franklin Growth A Fund	mutual fund	41,149		2,682,151
	American Funds Fundamental Investors	mutual fund	50,912		2,646,928
	Vanguard/Wellington Fund	mutual fund	39,611		2,595,716
	MetLife Stable Value Fund	common collective trust	135,664		2,324,219
	T. Rowe Price Mid Cap Growth Fund	mutual fund	31,338		2,280,832
	American Funds EuroPacific Growth Fund	mutual fund	38,047		1,863,580
	PIMCO Total Return Admin Fund	mutual fund	143,623		1,535,335
	Vanguard Small Cap Index	mutual fund	23,870		1,257,714
	T. Rowe Price Mid Cap Value Fund	mutual fund	30,208		907,772
	Ridgeworth Large Cap Value Equity Fund	mutual fund	46,965		786,667
	PIMCO GNMA FD Institutional Fund	mutual fund	66,275		727,046
	Oppenheimer Developing Markets Fund	mutual fund	6,157		231,289

	Total investments				$22,976,712

*	Participant loans***	interest rates ranging	0		$995,551
		from 4.25% - 6.00%
		maturing through
		January 2019

*	Denotes a party-in-interest as defined by ERISA.
**	Cost information omitted as all investments are participant directed.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NewBridge Bank Employees’ 401(k) Plan

Date: June 26, 2014	By:	/s/ Richard M. Cobb
Richard M. Cobb
Executive Vice President, Controller and
Chief Accounting Officer
NewBridge Bancorp and NewBridge Bank

17

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm

18